UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             Sun River Energy, Inc.

                                (Name of Issuer)

                                  Common Stock
                                  ------------

                         (Title of Class of Securities)

                                   682738 10 9
                                   ----------

                                 (CUSIP Number)

                                 David Calahasen
                          18104-102nd Avenue, Suite 33
                         Edmonton, Alberta Canada 000000
                                  780-668-7422
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 21, 2010
                                 --------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.




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CUSIP No. 682738 10 9

         1.       Names of Reporting Persons.
                  I.R.S.  Identification Nos. of above persons (entities only).

                       David Calahasen

         2.      Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)
                 (b)

         3.      SEC Use 0nly

         4.      Source of Funds (See Instructions)   PF
                                                      --
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         6.      Citizenship or Place of Organization

Number of        7.       Sole Voting Power        4,000,000
                                                    -------
Shares
Beneficially by  8.       Shared Voting Power      4,000,000
                                                     ------
Owned by Each
Reporting        9.       Sole Dispositive Power   4,000,000
                                                    --------
Person With
Power           10.       Shared Dispositive Power 4,000,000
                                                     ------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,000,000
                  --------

         12. Check if the Aggregate Amount in Row (II) Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row (II)     55.55%
                                                                         -----

         14.      Type of Reporting Person (See Instructions)

                                   Individual





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



ITEM 1. Security and Issues

This  statement  on Schedule  13D  relates to shares of $0.001 par value  Common
Stock of Online Originals, Inc. , a Nevada Corporation. The address of its principal office is 57113, 2020 Sherwood Drive, Sherwood Park, AB, Canada T8A 5L7.

ITEM 2. Identity and Background

     (a) This statement on Schedule 13D is being filed on behalf of David Calahasen.

     (b) Mr. Calahasen's address is 18104-102nd Ave., Suite 33, Edmonton, Alberta, Canada.

     (c) Mr. Calahasen is a businessman in Alberta, Canada with over 20 years experience.

     (d)  Mr. Calahasen has not, during the last five years, been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Mr. Calahasen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Calahasen is a citizen of Canada.

ITEM 3. Source of Funds or other Consideration

            Personal Funds

ITEM 4. Purpose of the transaction

Other than as set forth above, Mr. Calahasen does not currently have any new plans or proposals, either individually or collectively with another person, that relates to or would result in:

     (a)  The acquisition by any person of additional securities of OLOI.

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or   liquidation,   involving  OLOI  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of OLOI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of OLOI, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of OLOI;

     (f)  Any other material change in OLOI's business or corporate structure;

     (g) Changes in OLOI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of OLOI by any person;
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



     (h) Causing a class of securities of OLOI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of OLOI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

     Mr. Calahasen purchased 4,000,000 shares of the common stock of Online Originals, Inc. (OLOI) for $16,000 on May 21, 2010.


ITEM 5. Interest in Securities of the Issuer.

     The percentages of outstanding shares of Online Originals, Inc. common stock reported below are based on the statement that on May 21, 2010, after the issuance of 4,000,000 shares to Mr. Calahasen, there were 7,200,000 shares of OLOI's common stock issued and outstanding.

     (a) Mr. Calahasen beneficially owns or may be deemed to beneficially own shares of OLOI as follows:

          4,000,000 common shares which represents 55.55% of the total issued and outstanding common stock on May 21, 2010.

     (b) For information regarding the number of shares of OLOI common stock as to which Mr. Calahasen holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of OLOI common stock effected by Mr. Calahasen during the past 60 days.

     (d) No person other than Mr. Calahasen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of OLOI common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Calahasen.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr.   Calahasen  has  no   contracts,   arrangements,   understandings   or
relationships (legal or otherwise) with other persons with respect to the securities of OLOI, other than as described in this statement on Schedule 13d.

ITEM 7. Material to be Filed as Exhibits.

None.
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated:      June 11, 2010






                                             /s/ David Calahasen
                                             --------------------------
                                             David Calahasen







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